Mail Stop 3561

September 10, 2009

Via Fax & U.S. Mail

Mr. Dominick A. Pagano
Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

   Re: EDAC Technologies Corporation
      Form 10-K for the year ended January 1, 2009
      Filed March 11, 2009
      File No. 1-33507

Dear Mr. Pagano:

   We have reviewed your filing and have the following comments. Please amend Form 8-K/A filed on August 12, 2009 in response to these comments. In addition, we think you should revise your future filings in response to the remaining comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended January 3, 2009
Note A Organization and Business and Significant Accounting Policies
Long-Lived Assets

1. Given the significance of the Company's investment in property plant and equipment as of the balance sheet dates presented in the Company's financial statements, as well as the Company's declining revenues and profitability during 2008, please expand the Company's accounting policy disclosures in future filings to explain in further detail the methods and significant assumptions that are used in the Company's impairment analysis with respect to its long-lived assets.

Note H – Segment Information

2. We note from the disclosure in Note H that the Company has determined that it operates as one segment. However, based on the disclosures provided on page 7 of MD&A, in appears that the Company's products included three separate product lines. Please explain in further detail why the Company's management believes that these separate product lines do not represent separate reportable segments for which the disclosures outlined in paragraphs 25 through 32 of SFAS No.131 should be provided. As part of your response, please explain how the Company's chief operating decision maker reviews the Company's results of operations for purposes of assessing performance and for making decisions with regards to the allocation of resources. Furthermore, to the extent that the separate product lines do represent separate operating segments, but the segments meet the aggregation criteria outlined in paragraph 17 of SFAS No.131, please explain in detail your basis for the conclusion that the segments may be aggregated.

3. In addition, assuming a satisfactory response to the matter noted above, please revise Note H to include the disclosures outlined in paragraph 37 of SFAS No.131 with respect to the revenues generated from the Company's three product lines in any future filings.

Note I. Quarterly Data

4. Please revise future filings to explain the nature of any unusual or material items that impacted the Company's quarterly results of operations for the periods presented. For example, please explain why Company's gross profit, income from operations and net loss for the fourth quarter of 2008 were significantly lower than those for the other quarterly periods during 2008.

Form 10-Q for the period ended July 4, 2009

Note A. Acquisition and Basis of Presentation

5. We note from the disclosure included in Note A that you have determined that the acquisition of MTU Aero Manufacturing Business Unit Acquisition is a bargain purchase as such term is defined within SFAS 141 (R) as the net fair value of the assets acquired and liabilities assumed exceeded the purchase price. As a result, you recognized an $11.7 million gain in non-operating income in your Form 10-Q for the period ended July 4, 2009. Please confirm and revise future filings to indicate whether the Company has reassessed whether it has correctly identified all of the assets acquired and liabilities assumed as required pursuant to paragraph 38 of SFAS No.141R prior to recognizing a gain from the bargain purchase. Furthermore, please tell us and expand the disclosures provided in future filings to explain the procedures used to measure the amounts recognized at the acquisition date for the identifiable assets acquired and liabilities assumed. Your revised disclosures should explain in detail the methods and significant assumptions used to determine the fair values of the various categories of assets acquired and liabilities assumed in the acquisition transaction. Also, please tell us and revise the notes to the Company's financial statements to include a description of the reasons why the transaction resulted in a gain (i.e., why the seller was willing to sell the business in a bargain purchase transaction.). We may have further comment upon receipt of your response.

Form 8-K/A filed August 12, 2009

MTU Aero Engines of North America –Manufacturing Business Unit Financial Statements

Note A – Organization and Business and Significant Accounting Policies

6. We note from the disclosures provided in Note A, that as a result of carving out the financial statements of the MTU Aero Manufacturing Unit, you had to make estimates in order to assign a value to balance sheet items that were not identifiable to the specific business unit. We also note that allocations of expenses appear to have been made in the carve-out financial statements. However, your disclosure with regards to the allocations appears somewhat vague, in that several allocation methods were disclosed for use in allocating expenses, without specific reference to the type of expenses allocated using these methods. Pursuant to the guidance in SAB Topic 1:B:1, Question 2 , an explanation of the allocation methods used is required in the notes to the financial statements, along with management's assertion that the method used is reasonable. Please revise the notes to the Company's financial statements to include the disclosures required by SAB Topic 1:B:1.

7. Also, since agreements with related parties are by definition not at arms length and may be changed at any time, please revise the notes to the Company's financial statements to include disclosure of management's estimate of what the expenses would have been on a stand alone basis, that is, the cost that would have been incurred if the business unit had operated as an unaffiliated entity. The disclosure should be presented for each year for which an income statement is required pursuant to the guidance in SAB Topic 1:B:1.

Note C – Cash Flows

Note E – Related Third Party Transactions

8. We note from the disclosures included in Note C that to the extent Aero's historical operating cash flows have not been sufficient to fund operating and working capital requirements, MTU Munich has provided the necessary cash flows to do so and these amounts have been reflected in the Due to Munich account balance. We also note from the disclosure in Note C that all financing

activity to the extent operating cash flows are not sufficient, has been handled through MTU-Munich, as AERO has no third party debt or other financing arrangements. We also note from the disclosure in Note E that AERO routinely conducts business with MTU-Munich and receives certain services from MTU-Munich that are handled through the Due to MTU Munich account. Given that magnitude of activity that impacts the Due to MTU Munich account and the fact that MTU Munich finances the Company's working capital and other financing needs, please revise the notes to the Company's financial statements to include an analysis of the intercompany activity impacting the Due to MTU Munich account for each period presented. Also, please disclose the average balance in this intercompany account for each period presented. Refer to the guidance outlined in SAB Topic 1:B:1, Question 4.

Unaudited Pro Forma Statement of Operations and Balance Sheet- Exhibit 99.2

9. Please revise the notes to the Pro Forma balance sheet to disclose the acquisition date fair values of the various categories of assets acquired and liabilities assumed and the acquisition date fair value of total consideration transferred as part of the purchase price. Also, please clearly disclose how the Company calculated or determined the gain on the bargain purchase reflected in the pro forma balance sheet.

10. Refer to footnote 2 and 6 – Please explain why the amount of the adjustment reflected in adjustment 6 of $2,208,000 to reflect the step up in property and equipment does not agree to the amount of the increases in fixed assets described in footnote 2 of $8,609,210 for Machinery and Equipment and $2,646,200 for Buildings and Improvements. Please advise or revise as appropriate.

Other

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the

company and its management are in possession of all facts relating to a

company's disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Glenn L. Purple, CFO
        (860) 674-2718